FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Roxadustat significantly increased haemoglobin levels for chronic kidney disease patients with anaemia in Phase III OLYMPUS and ROCKIES trials

8 November 2019 07:00 GMT

Roxadustat significantly increased haemoglobin levels for chronic kidney disease patients with anaemia in Phase III OLYMPUS and ROCKIES trials

OLYMPUS demonstrated a mean increase of 1.75g/dL averaged
over weeks 28 to 52, compared to 0.40g/dL with placebo

ROCKIES demonstrated a mean increase of 0.77g/dL averaged
over weeks 28 to 52, compared to 0.68g/dL with epoetin alfa

AstraZeneca today presented detailed results from the Phase III OLYMPUS and ROCKIES trials showing that roxadustat significantly increased haemoglobin (Hb) levels in non-dialysis-dependent (NDD) and dialysis-dependent (DD) patients with anaemia from chronic kidney disease (CKD), respectively.

The OLYMPUS trial compared roxadustat to placebo while the ROCKIES trial compared roxadustat to epoetin alfa. The results were presented today during two oral sessions at the American Society of Nephrology (ASN) Kidney Week 2019 in Washington, D.C., US.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Anaemia is a common, serious condition among patients with chronic kidney disease. It occurs when the body has fewer healthy red blood cells than normal and low levels of haemoglobin, which may leave patients fatigued and short of breath. Results from OLYMPUS and ROCKIES reinforce the potential role that roxadustat could play in increasing haemoglobin levels and managing anaemia, which is often underdiagnosed and undertreated."

Steven Fishbane, MD, Zucker School of Medicine at Hofstra/Northwell, Great Neck, New York, US and primary investigator on the OLYMPUS and ROCKIES trials, said: "These data demonstrated that roxadustat effectively increased haemoglobin levels for patients with anaemia from chronic kidney disease, including those who show signs of inflammation. Patients who experience chronic inflammation are often more difficult to treat than the overall chronic kidney disease patient population, emphasising the need for new treatment options."

In the OLYMPUS trial, roxadustat demonstrated a statistically significant improvement in Hb levels from baseline, with a mean increase of 1.75g/dL averaged over weeks 28 to 52, compared to 0.40g/dL with placebo, the primary efficacy endpoint.

Roxadustat also improved Hb levels from baseline in a subgroup of patients with elevated high-sensitivity C-reactive protein (hsCRP) levels of greater than 5mg/L, with a statistically significant mean increase of 1.73 g/dL, compared to 0.62g/dL with placebo, a secondary endpoint. hsCRP is a protein in the blood that increases when inflammation is present.

Overall safety findings are generally consistent with the NDD-CKD patient population. For all patients, the most frequently reported adverse events in the intent to treat analysis set were end-stage renal disease, pneumonia, urinary tract infection and hypertension. Additional serious adverse events reported were azotaemia, sepsis, acute kidney injury and hyperkalaemia.

In the ROCKIES trial, roxadustat demonstrated a statistically significant improvement in Hb levels from baseline with a mean increase of 0.77g/dL averaged over weeks 28 to 52, compared to 0.68g/dL with epoetin alfa, the primary efficacy endpoint.

Roxadustat also improved Hb levels from baseline in a subgroup of patients with elevated hsCRP levels of greater than 5 mg/L, demonstrating a statistically significant improvement with a mean increase of 0.80g/dL compared to 0.59g/dL with epoetin alfa, a secondary endpoint. Patients treated with roxadustat used less monthly intravenous (IV) iron (mean = 59mg) compared to those treated with epoetin alfa (mean = 91mg) from week 36 to the end of the study.

Adverse events with roxadustat were generally similar to those seen in patients treated with epoetin alfa and commonly found in DD-CKD patients. In roxadustat treated patients, the most frequently reported adverse events were diarrhoea, hypertension, pneumonia, headache and arteriovenous fistula thrombosis. Additional serious adverse events reported were sepsis and acute myocardial infarction.

Cardiovascular (CV) safety data from these trials will be reported as part of the pooled efficacy and CV safety analyses of DD-CKD and NDD-CKD patients from the global Phase III programme, which is being presented in the oral late-breaking abstract session "High-Impact Clinical Trials" at ASN Kidney Week on 8 November 2019.

Roxadustat is currently approved in China for the treatment of anaemia in patients with CKD, regardless of whether they require dialysis. Data from the Phase III OLYMPUS and ROCKIES trials, together with the efficacy and pooled CV safety data from the global Phase III programme, will form part of the regulatory submission in the US, anticipated in Q4 2019.

About roxadustat
Roxadustat is a hypoxia-inducible factor prolyl hydroxylase inhibitor (HIF-PHI) that promotes erythropoiesis by increasing endogenous production of erythropoietin and improving iron regulation and overcoming the negative impact of inflammation on haemoglobin synthesis and red blood cell production by downregulating hepcidin. Use of roxadustat has been shown to induce coordinated erythropoiesis, increasing red blood cell count while maintaining plasma erythropoietin levels within or near normal physiologic range, in multiple subpopulations of CKD patients, including in the presence of inflammation and without a need for supplemental IV iron.

About the Phase III programme
FibroGen, Inc., (FibroGen) and AstraZeneca are collaborating on the development and commercialisation of roxadustat for the treatment of anaemia in patients with CKD in the US, China, and other global markets. FibroGen and Astellas Pharma Inc. (Astellas) are collaborating on the development and commercialisation of roxadustat for the treatment of anaemia in patients with CKD in territories including Japan, Europe, the Commonwealth of Independent States, the Middle East, and South Africa.

The global Phase III programme consisted of seven trials in more than 9,000 patients and was conducted by AstraZeneca, FibroGen and Astellas.

About OLYMPUS
OLYMPUS is a Phase III, randomised, double blind, placebo-controlled trial designed to evaluate the efficacy and safety of roxadustat vs. placebo for the treatment of NDD patients with anaemia from CKD stages 3, 4 and 5 . OLYMPUS evaluated 2,781 patients with anaemia (Hb<10.0g/dL) in NDD-CKD stages 3-5 who were randomised 1:1 to roxadustat or placebo across 26 countries. Top-line results announced in December 2018 showed OLYMPUS met its primary efficacy endpoint. OLYMPUS is one of two AstraZeneca-sponsored trials that are part of the global Phase III clinical trials programme.

About ROCKIES
ROCKIES is a Phase III, randomised, open-label, active-controlled trial designed to assess the efficacy and safety of roxadustat vs. epoetin alfa, for the treatment of patients with anaemia in DD-CKD. ROCKIES evaluated 2,133 DD-CKD patients with anaemia either currently treated with an erythropoietin analogue (Hb<12g/dL) or not currently treated with an erythropoietin analogue (Hb<10g/dL) randomised 1:1 to roxadustat or epoetin alfa across 18 countries. Oral iron was allowed; IV iron was used as standard of care (SoC) in the epoetin alfa arm and with evidence of iron deficiency in the roxadustat arm. Top-line results announced in December 2018 showed ROCKIES met its primary efficacy endpoint. ROCKIES is one of two AstraZeneca-sponsored trials that are part of the global Phase III clinical trials programme.

About anaemia from CKD
Anaemia can be a serious medical condition in which patients have insufficient red blood cells and low levels of haemoglobin, a protein in red blood cells that carries oxygen to cells throughout the body.1,2 Anaemia from CKD is associated with increased risk of hospitalisation, CV complications and death,3 also frequently causing significant fatigue, cognitive dysfunction and decreased quality of life.4 Severe anaemia is common in patients with CKD, cancer, myelodysplastic syndrome, inflammatory diseases and other serious illnesses.

Anaemia is particularly prevalent in patients with CKD. CKD affects more than 200 million patients worldwide and is generally a progressive disease characterised by gradual loss of kidney function that may eventually lead to kidney failure.

According to the United States Renal Data System, about 80% of the approximately 507,000 patients receiving dialysis in the US in 2016 were being treated with erythropoiesis-stimulating agents (ESA).5 Patients seldom receive ESA treatment until they initiate dialysis therapy.

About AstraZeneca in CVRM
Cardiovascular, Renal & Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, CVRM, and Respiratory. AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.
Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (CV, metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal), ESG	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory), other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1.   National Kidney Foundation. "Managing Anaemia When You Have Kidney Disease or Kidney Failure." 2014.
2.   National Institute of Diabetes and Digestive and Kidney Diseases. "Anaemia in Chronic Kidney Disease." 2014.
3.   Babitt JL, Lin HY. Mechanisms of Anemia in CKD. J Am Soc Nephrol (2012); 23:1631-1634.
4.   KDOQI Clinical Practice Guidelines and Clinical Practice Recommendations for Anaemia in Chronic Kidney Disease. Am J Kidney Dis. 2006 May; 47(5): S1-S132.
5.   United States Renal Data System. "Annual Data Report." 2017.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 08 November 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary